Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, INC.

SUPPLEMENT NO. 8 DATED FEBRUARY 1, 2019

TO

OFFERING CIRCULAR DATED APRIL 17, 2018

This offering circular supplement (“Supplement”) is part of and should be read in conjunction with the offering circular of BRIX REIT, Inc. (the “Company”), dated April 17, 2018 (the “Offering Circular”). Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to provide (i) information on the acquisition of an investment in a student housing real estate entity; and (ii) information on shareholder distributions.

OFFERING CIRCULAR UPDATE

Investment in Real Estate Entity

On January 30, 2019, the Company invested $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC (“AC Villas”), an affiliate of Arrimus Capital LLC. AC Villas will acquire a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus (“Villas on 26th”).

Arrimus Capital LLC, is a related party; therefore, the acquisition of the interest in ACA Villas was approved by our board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board.

Villas on 26th is a Class A student housing property built in 2014 and is comprised of 49 units with three – to six – bed layouts (182 beds) within one five – story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. Villas on 26th has various amenities, including a 24-hour fitness center, live feed security cameras throughout and a large hot tub on the mezzanine level. Villas on 26th residents also enjoy access to nearby retail space that includes Starbucks, In-N-Out, Chipotle, Dunkin Donuts, Whataburger and more.

You should carefully read the “Risk Factors” section of the Offering Circular for a description of the types of risks that we will be subject to in connection with full ownership of student housing properties, which risk factors are also fully applicable to our equity investment in Villas on 26th.

Shareholder Distributions

On January 31, 2019, our board of directors declared distributions based on daily record dates for the period February 1, 2019 through February 28, 2019 at a rate of $0.0008929 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on March 21, 2019. The daily dividend rate of $0.0008929 per share of common stock per day reflects an annualized distribution of $0.30 per share, which is consistent with distributions paid during 2018.

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